DC

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

04008146

February 6, 2004

Donald G. Kilpatrick
Pillsbury Winthrop LLP
1540 Broadway
New York, NY 10036

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/6/2004

Re: FirstEnergy Corp.
Incoming letter dated January 9, 2004

Dear Mr. Kilpatrick:

This is in response to your letter dated January 9, 2004 concerning the shareholder proposal submitted to FirstEnergy by William Gene Rorick. We also have received a letter from the proponent dated January 13, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
FEB 24 2004
THOMSON
FINANCIAL

Enclosures

cc: William Gene Rorick
19984 Haida Road
Apple Valley, CA 92307

103/296

PILLSBURY WINTHROP LLP

January 9, 2004

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by William Gene Rorick, for Inclusion in FirstEnergy Corp.'s 2004 Proxy Statement

Dear Sir or Madam:

We are counsel to FirstEnergy Corp., an Ohio corporation (the "Company"). On October 24, 2003 the Company received a proposed shareholder resolution and supporting statement (together the "Proposal") from William Gene Rorick (the "Proponent"), for inclusion in the proxy statement (the "2004 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2004 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2004 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, the undersigned hereby files on behalf of the Company six copies of this letter and the Proposal, which (together with its supporting statement) is attached to this letter as Exhibit A. One copy of this letter, with copies of all enclosures, is being sent simultaneously to the Proponent. Pursuant to rule 14a-8(j), this letter is being submitted not fewer than 80 days before the Company intends to file its definitive proxy statement and form of proxy with the Commission.

The Proposal

The Proposal sets forth a detailed formula for calculating the compensation of management employees, basing the bulk of such compensation on the amount of dividends paid quarterly by the Company to shareholders. It states in relevant part:

> The salary of the president, all levels of vice president, the CEO, CFO and all levels of top management shall be determined as follows:

All employees at this level shall have a fixed salary of $2000 dollars per month. In addition, they shall receive a cash bonus every three months equal to the dividends paid that quarter on a fixed quantity of shares. This quantity of shares shall be determined by taking the 2002 salary for each position (basic salary not including any bonus payments or stock option profits) and subtracting $24,000 for the monthly salary paid and then dividing the remainder by four, to get the quarterly dollar amount. This is then divided by the dollar amount of the 2002 quarterly dividend per share. Any fractional shares will be dropped. This quantity is then fixed and not subject to change.

Summary of Bases for Exclusion

We have advised the Company that it properly may exclude the Proposal from the 2004 Proxy Statement and form of proxy for the following reasons:

1. The Proposal improperly deals with matters relating to the Company's ordinary business operations and is therefore excludable pursuant to Rule 14a-8(i)(7);

2. The Proposal relates to specific amounts of cash or stock dividends and is therefore excludable pursuant to Rule 14a-8(i)(13);

3. The Proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization and is therefore excludable pursuant to Rule 14a-8(i)(1); and

4. The Proposal is so vague and indefinite as to be inherently misleading and is therefore excludable pursuant to Rule 14a-8(i)(3).

The reasons for our conclusions in this regard are more particularly described below.

1. The Proposal improperly deals with matters relating to the Company's ordinary business operations and is therefore excludable pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) provides that a company may omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The Proposal relates to the compensation of management employees, in general, stating that "...[m]anagement should be willing to accept the same risks as the shareholders."

While the Staff has not allowed the exclusion of shareholder proposals that deal exclusively with senior executive officers' and directors' compensation, requests to exclude proposals that deal with general employee compensation have been honored by the Staff. See Lucent Technologies Inc. (November 26, 2003) (proposal to prevent increases in compensation for "management" was found to be related to ordinary business operations and therefore excludable); Lucent Technologies Inc. (November 6, 2001) (proposal to decrease salaries, remuneration, expenses and other compensation of all officers and directors by 50% was found to be related to general compensation matters and therefore excludable); The Student Loan

Corporation (March 18, 1999) (proposal to align compensation of vice-president and above level employees with shareholder interests found to be directed at matters relating to conduct of the company's ordinary business operations and therefore excludable); Minnesota Mining & Manufacturing Co. (March 4, 1999) (proposal tying "top 40" executive pay to compensation of average employee found to be directed at matters relating to conduct of the company's ordinary business operations and therefore excludable); and FPL Group, Inc. (February 3, 1997)(proposal relating to restrictions on compensation paid to middle and executive management found to be directed at matters relating to conduct of the company's ordinary business operations and therefore excludable).

The Proposal is flawed because it targets far broader compensation policies and practices than senior executive officer compensation. The Proposal states that "[t]he salary of the president, all levels of vice president, the CEO, CFO and all levels of top management shall be determined as follows..." and refers to "management" in several different places. The terms "all levels of vice president" and "management" apply to a group of Company employees that is much broader and outside of the classification commonly identified as the Company's "board of directors" and "senior management". See The Student Loan Corporation (March 18, 1999). In order to effect the change requested in the Proposal, the Company would be required to change or decrease the compensation of not only senior executive officers but also a very large portion of its employees who fall into the ill-defined category of "management".

The Commission has noted that "some proposals may intrude unduly on a company's 'ordinary business' operations by virtue of the level of detail that they seek." Release No. 34-40018 (May 21, 1998); see also Capital Cities/ABC, Inc. (April 4, 1991) (excluding proposal seeking detailed information on the composition of the company's workforce and other matters). The formula set forth in the Proposal is extremely detailed and would, when applied to the category of employees described in the Proposal, create a significant additional burden for the Company's payroll department.

The Company therefore believes that the Proposal addresses the Company's "general compensation matters", because it is not limited to senior executive officers but rather applies to a large number of management employees. The Proposal also intrudes unduly on the Company's ordinary business by virtue of the level of detail it prescribes. Thus, the Proposal concerns the type of "ordinary business" that may be excluded under Rule 14a-8(i)(7).

2. The Proposal relates to specific amounts of cash or stock dividends and is therefore excludable pursuant to Rule 14a-8(i)(13).

Rule 14a-8(i)(13) provides that a shareholder proposal is excludable if it relates to specific amounts of cash or stock dividends. The Commission has interpreted this Rule broadly so that the phrase "specific amounts of cash or stock dividends" does not simply mean dividends in specific dollar amounts. In particular, Rule 14a-8(i)(13) has been interpreted in a variety of circumstances to exclude shareholder proposals that would have the effect of determining a company's dividend policy by requiring a maximum or minimum dividend payment. See Xcel Energy, Inc. (March 14, 2003) (proposal linking the amount of dividends paid to shareholders to the amount of compensation paid to "senior management" held to be excludable);

Commonwealth Energy System (February 14, 1997) (proposal limiting rate of salary increase for officers to rate of increase in dividend pay-outs held to be excludable).

By tying the bulk of management compensation to quarterly dividends, implementation of the Proposal would in effect require that the board of directors declare certain minimum quarterly dividends in order to ensure the Company's ability to compensate its employees in a fair and competitive manner. The Company therefore believes that the Proposal, which would have the effect of determining the specific amount of dividends to be paid to shareholders, is excludable under Rule 14a- 8(i)(13).

3. The Proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization and is therefore excludable pursuant to Rule 14a-8(i)(1).

Rule 14a-8(i)(1) allows a company to exclude a shareholder proposal that is not a proper subject for action by the shareholders under the laws of the jurisdiction of the company's organization. As stated in the opinion of counsel attached hereto as Exhibit B, the Proposal deals with matters that, under Ohio law, fall within the sole authority of the Company's board of directors and, therefore, the Company believes that the Proposal may be excluded under Rule 14a-8(i)(1).

Section 1701.59 of the Ohio General Corporation Law states: "Except where the law, the articles or the regulations require action to be authorized or taken by the shareholders, all of the authority of a corporation shall be exercised by or under the direction of its directors." Such authority includes determining the compensation of employees of the Company. If adopted and implemented, the Proposal would limit the ability of the Company's board of directors (or the Compensation Committee of the Board) to exercise its business judgment as it pertains to the general compensation matters.

In addition, Section 1701.33 of the Ohio General Corporation Law states: "The directors may declare dividends and distributions on outstanding shares of the corporation..." Accordingly, it is clear that under Ohio law, the declaration of dividends is a matter addressed by the board of directors in the ordinary course of a corporation's business. If adopted and implemented, the Proposal would limit the ability of the Company's board of directors to exercise its business judgment as it pertains to the declaration of dividends. The board of directors would, in effect, be obligated to declare minimum quarterly dividends in order to compensate the Company's employees in a manner that is (i) commensurate with their contributions and (ii) competitive with the compensation packages offered by its peers. By denying in practice the board of directors its statutory discretion not to declare dividends, implementation of the Proposal would run contrary to the tenets of Ohio corporate law.

The Staff has consistently concurred in the exclusion of shareholder proposals mandating or directing a company's board of directors to take certain actions inconsistent with the discretionary authority provided to a board of directors under state law. See Mirant Corporation (January 28, 2003) (Proposal requiring that bonuses be "suspended immediately" held to be excludable); Ford Motor Co. (Mar. 19, 2001) (Proposal requiring establishment of independent committee to evaluate family conflicts held to be excludable); American Nat'l Bankshares Inc.

(Feb. 26, 2001) (Proposal that all indications of interest be submitted to the board of directors and to shareholders held to be excludable). Since the Proposal is not a proper subject for shareholder action under Ohio law, it is accordingly excludable under Rule 14a- 8(i)(1).

Furthermore, the Staff has stated that "proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a8(i)(1)." See Staff Legal Bulletin No. 14 (July 13, 2001). The Proposal is not drafted as a recommendation or request to the Company's board of directors. Instead, the Proposal provides that "All employees at this level shall have a fixed salary...".

The Company therefore believes that the Proposal may be excluded as improper under state law because it limits the statutory discretion of the board of the directors (i) to determine compensation matters generally and (ii) not to declare dividends.

4. The Proposal is so vague and indefinite as to be inherently misleading and is therefore excludable pursuant to Rule 14a-8(i)(3).

The staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading, because neither the voting shareholders nor the board of directors would be able to determine, with any reasonable amount of certainty, what action would be taken if the Proposal were adopted. See Woodward Governor Company (November 26, 2003) (proposal that board implement compensation policy based on "stock growth" held to be excludable); General Electric Company (February 5, 2003) (proposal calling for senior executive and board compensation "not to exceed more than 25 times the average wage of hourly working employees" held to be excludable); The Proctor & Gamble Company (October 25, 2002) (proposal requesting that the board of directors create a fund for applicants who "document they are victims...of troubles because they are stockholders..." held to be excludable).

The Proposal requests that the Board determine the compensation of an ill-defined class of employees in accordance with a vague and seemingly unworkable formula. As discussed above, the Proposal pertains to the salaries "of the president, all levels of vice president, the CEO, CFO and all levels of top management..." Because the Company has a number of material operating subsidiaries, it is not clear whether the Proposal is meant to apply to employees from those subsidiaries as well. In addition, the phrases "all levels of vice president" and "all levels of top management" are so general that they do not allow the voting shareholders or the Board to determine, with any reasonable amount of certainty, what category of employees would be affected if the Proposal were adopted and whether it is intended that the Proposal should override any applicable employment agreements.

In addition to being unduly complicated and opaque, the formula suggested for determining compensation levels is unworkable. First, the Proposal implies that a "cash bonus" would be the only compensation payable in addition to the "fixed salary of $2,000 per month". However, it is not clear whether implementing the Proposal actually would require the Company to cease all forms of compensation other than salary (e.g. short and long-term incentive plans, stock options, restricted stock, etc.). Second, the Proponent bases this "cash bonus" on a "fixed quantity of shares". However, the calculation for this "fixed quantity of shares" yields a "dollar amount" rather than a number of shares, further marring the equation. Finally, this number of shares is supposed to be calculated on the basis of the 2002 salary "for each position". This assumes, for one, that all employees of the Company having the same "position" receive the same salary, which is not necessarily the case. In addition, it is not clear how this would impact the Board's ability to create new positions or to eliminate or modify the positions that existed in the year 2002. Thus, neither the voting shareholders nor the board of directors would be able to determine, with any reasonable amount of certainty, what action would need to be taken if the Proposal were adopted. Therefore, the entire Proposal should be excluded because it is vague and indefinite in violation of Rule 14a-8(i)(3).

Conclusion

For the foregoing reasons, we believe that the Proposal may be omitted from the 2004 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

The Company anticipates that the 2004 Proxy Statement will be finalized for printing on or about March 17, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (212) 858-1235.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Donald G. Kilpatrick

Enclosures

cc: Gary D. Benz
David W. Whitehead
William Gene Rorick

Exhibit A – Shareholder Proposal

It certainly appears that there needs to be a better alignment of interest between the management and the stockholders. I have come up with what I feel is a good plan to accomplish this end. The plan is fairly simple. The details follow herewith.

The salary of the president, all levels of vice president, the CEO, CFO and all levels of top management shall be determined as follows:

All employees at this level shall have a fixed salary of $2000 dollars per month. In addition, they shall receive a cash bonus every three months equal to the dividends paid that quarter on a fixed quantity of shares. This quantity of shares shall be determined by taking the 2002 salary for each position (basic salary not including any bonus payments or stock option profits) and subtracting $24,000 for the monthly salary paid and then dividing the remainder by four, to get the quarterly dollar amount. This is then divided by the dollar amount of the 2002 quarterly dividend per share. Any fractional shares will be dropped. This quantity is then fixed and not subject to change. Any future change will require a majority vote of the stockholders. Management employees will then have two means of increasing their salary. The first is by effective operation of the business, resulting in improved profit and increased dividends. In this case their salaries would increase by the same percentage as the dividends. Of course if the dividends went down, top management salaries would decrease by the same percentage. The other means of getting a positive salary adjustment would be to get a promotion, in which case the quarterly bonus would be calculated using the fixed number of shares used for the new position.

ARGUMENTS FOR ADOPTION OF THE PROPOSAL

There will be statements that many times the poor operating results are or were beyond the control of management and hence they should incur no pay penalty. The same is surely true of the stockholders, who have even less direct control. Management should be willing to accept the same risks as the shareholders.

If this proposal is voted on favorably by the stockholders, it will do much to establish or reestablish that the corporation belongs to the stockholders and that management is hired by the shareholders to operate the business on their behalf. As corporations grow the stockholders tend to lose control. Every time there is a merger, cumulative voting seems to get lost. Proposals like this will help establish ownership rights.

Exhibit B – Opinion of Counsel

(see attached)

FirstEnergy

76 South Main Street
Akron, Ohio 44308

Gary D. Benz
Associate General Counsel

330-384-5802
Fax: 330-384-3875

January 8, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

I am Associate General Counsel of FirstEnergy Corp., an Ohio corporation ("FirstEnergy"). I have reviewed a proposal by William Gene Rorick (the "Proponent"), a shareholder of FirstEnergy. The Proponent has proposed that shareholders take action on the following proposal:

> All employees at this level shall have a fixed salary of $2000 dollars per month. In addition, they shall receive a cash bonus every three months equal to the dividends paid that quarter on a fixed quantity of shares. This quantity of shares shall be determined by taking the 2002 salary for each position (basic salary not including any bonus payments or stock option profits) and subtracting $24,000 for the monthly salary paid and then dividing the remainder by four, to get the quarterly dollar amount. This is then divided by the dollar amount of the 2002 quarterly dividend per share. Any fractional shares will be dropped. This quantity is then fixed and not subject to change.

In connection with the proposal, I have reviewed § 1701.59 and § 1701.33 of the Ohio General Corporation Law (the "OGCL"). Section 1701.59 of the OGCL states: "Except where the law, the articles or the regulations require action to be authorized or taken by the shareholders, all of the authority of a corporation shall be exercised by or under the direction of its directors." Section 1701.33 of the OGCL states: "The directors may declare dividends and distributions on outstanding shares of the corporation...". Based upon my analysis of the OGCL, I am of the opinion that the subject of the proposal set forth by the Proponent is not a proper subject for action by shareholders pursuant to § 1701.59 and § 1701.33 of the Ohio General Corporation Law.

This opinion is being delivered in connection with Proxy Rule 14a-8(j)(2)(iii). In connection with my review, I or others under my supervision and control have examined such matters as have been deemed appropriate to render the opinion set forth herein. I am a member of the Bars of the State of Ohio and the Commonwealth of Pennsylvania, and, for purposes of this opinion, I do not hold myself out as an expert on the laws of any jurisdiction other than the State of Ohio. Therefore, the opinion set forth herein is limited to the laws of the State of Ohio.

Very truly yours,

Gary D. Benz
Associate General Counsel

[58049]

RECEIVED
2004 JAN 15 PM 3:33
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

William G. Rorick
19984 Haida Rd.
Apple Valley, CA 92307

January 13, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to arguments from Excel Energy Inc. and First Energy Corp. regarding their intention not to include my stockholders proposal in their proxy materials.

Ladies and Gentlemen:

I have received via overnight mail a copy of letters to you regarding their intention of omitting my shareholder proposal from their proxy material. This is my response to those letters. We have enclosed six copies and are also sending a copy to each of these agencies.

SUMMARY OF THE COMPANY'S POSITION

The company believes that it may exclude the Proposal from the proxy statement on the following grounds.

Rule 14a-8(i)(913) because the Proposal relates to specific amounts of cash or stock dividends.

Rule 14a-8(i)(7) because the Proposal deals with matters relating to the conduct of the ordinary business operations of the company.

Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by shareholders under the laws of the State of Wisconsin.

Rule 14a-8(i)(3) because the Proposal is misleading and vague and thus contrary to the Commission's rules and regulations.

Rule 14a-8(i)(2) because the Proposal could cause the company to violate state law.

MY COMMENTS ON THE COMPANY'S POSITION STATEMENTS

Since the reasons given by these companies are quite similar to those stated by Alliant Energy, I will not repeat here the arguments I sent regarding their letter.

Much is made of the fact that I used the term "top management" in lieu of "senior executive". This would seem to me to be a matter of semantics. However, as the proposing stockholder, I would be glad change the statement from "the president, all levels of vice president, the CEO, CFO and all levels of top management" to read simply "all senior executives"

The company statements contain various references to existing contracts with some employees and state that changing wages to the extent required by the proposal would be a violation of the contract and hence a violation of state law. The contention that implementing this proposal would be a violation of previous commitments would indicate it is indeed understood. I see no reason that if presented to the stockholders and passed that it could not be implemented to the maximum extent possible avoiding violation of state law. As time went by and applicable contracts ran out, the proposal could then be fully implemented.

I understand that the Securities and Exchange Commission has stated the position that it is desirable for the board of directors of publicly held corporations to become a watchdog for the stockholders instead of a lapdog for the management. At this stage of development this is not the case and the stockholders need all the help they can get.

Very truly yours,

Wm. G Rorick

William G. Rorick

cc: Xcel Energy and First Energy Corp.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 6, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FirstEnergy Corp.
Incoming letter dated January 9, 2004

The proposal relates to determining the compensation of the president, "all levels of vice president," the CEO, CFO and "all levels of top management" based on a specified formula.

There appears to be some basis for your view that FirstEnergy may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if FirstEnergy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which FirstEnergy relies.

Sincerely,

Grace K. Lee
Special Counsel